2023 REPORT

World Illustrated - Your Window To The World

Dear investors,

Please connect us with anyone you know who has a significant number of followers on social media. Our "Shares for Followers" scheme is proving to be a big hit. It could be a huge driver in user uptake. A person who has agreed called it "A no brainer." The more followers someone brings, the more shares they get. with a cap, of course! They can be from any background or interest. Not just celebrities. Also, we are looking for partnerships with events and venues who have large audiences. We can provide promotion, content, photo services and even equity in return for access to their audiences.

We need your help!

Please connect us with anyone you know who has a significant number of followers on social media. Our "Shares for Followers" scheme is proving to be a big hit. It could be a huge driver in user uptake. A person who has agreed called it "A no brainer." The more followers someone brings, the more shares they get. with a cap, of course! They can be from any background or interest. Not just celebrities. Also, we are looking for partnerships with events and venues who have large audiences. We can provide promotion, content, photo services and even equity in return for access to their audiences.

Sincerely,

Charles Taylor

CEO and Board Member

How did we do this year?

REPORT CARD

A-

☺ The Good	☹ The Bad
We successfully integrated the operating business of our UK subsidiary, Avalon Licensing Limited, into World Illustrated	Slow and frustrating tech development. We have MVPs of the mobile apps but they could and should be better.
We attracted quality, new content partners and uploaded a good deal of content prior to launch.	The delays above forced us to change programming partners. Which was frustrating. The new guys are great, however.
We agreed significant partnerships with influencers under our "shares for followers" scheme.	Trading of our subsidiary was flat.

2023 At a Glance

January 1 to December 31



$857,393 **+72%**
Revenue



$12,001
Net Profit


IOU!

$271,622 **+70%**
Short Term Debt



$157,070
Raised in 2023



$7,000
Cash on Hand
As of 04/12/24

INCOME BALANCE NARRATIVE



Revenues
Profit
$497,217
-$3,602
$857,393
$12,001
2022
2023

Net Margin: 1% Gross Margin: 75% Return on Assets: 1% Earnings per Share: $0.12 Revenue per Employee: $57,160

Cash to Assets: 1% Revenue to Receivables: 463 Debt Ratio: 25%

Revised_WI_accounts_final_2023_-_edited_footnotes.pdf

We ❤ Our 30 Investors

Thank You For Believing In Us

Saleem Elmasri
Hatem Rowaihy
Marco Oenk
Phoebe Fryer-Hornsby
Marcus Harris
Nicholas Mavroleon
Romel B. Ramos
Monique Parkinson
Geogy Philip
Christine Cornick
Cathryn Eck
Sarah Sarah
Denise Thompson
Rees Smith Mike
Silvio Ludmil Andreani Pandeff
Samuel K Ameyaw MD MBA
Maurice Taylor
Elizabeth Potter
Ernesto G. Delos SANTOS
DOTTY HUDSON
Klaus Moeller
Harrison Dunham
Andreas Genz
Colin Finlay
Daniel Callen
Derrik Oates
David Jacobs
Joseph Beck
Danny Lee

Thank You!

From the World Illustrated - Your Window To The World Team



Charles Taylor
CEO and Board Member
An investment banker for 20 years, in 2001, he started a UK based



Lara Curci
Head of Content and User Engagement
After completing a degree in Communications, Lara worked for a

content licensing business which acquired 17 specialist collections & which is now owned by world...

large Brazilian media company variously in the TV, newspaper, radio, and corporate departments....



Colin Finlay

Board Member

Highly respected in the content licensing world, Colin is also MD of Avalon, our B2B content business; Previously he was...

Details

The Board of Directors

Director	Occupation	Joined
Charles Taylor	CEO @ World Illustrated Inc.	2019
Colin Finlay	Director @ World Illustrated Inc.	2019

Officers

Officer	Title	Joined
Charles Taylor	President CEO	2019
Colin Finlay	Strategic Development	2019

Voting Power

Holder	Securities Held	Voting Power
Charles Taylor	80,477 Common Stock	78.9%

Past Equity Fundraises

Date	Amount	Security	Exemption
10/2019	$100	Common Stock	Section 4(a)(2)
12/2022	$53,500	Common Stock	Section 4(a)(2)
02/2023	$92,070		4(a)(6)
12/2023	$11,500		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
12/17/2023	$11,500	5.0%	10.0%	$19,000,000	12/31/2024

Outstanding Debts

None.

Related Party Transactions

Name	Charles Taylor
Amount Invested	$122,622
Transaction type	Loan
Issued	07/31/2022
Outstanding principal plus interest	$122,622 as of 04/2024
Interest	0.0 per annum
Maturity	04/30/2028
Outstanding	Yes
Current with payments	Yes
Relationship	CEo and major shareholder

Interest free

Name	Avalon Licensing Limited
Amount Invested	$95,293
Transaction type	Loan
Issued	07/31/2022
Outstanding principal plus interest	$95,293 as of 04/2024
Interest	0.0 per annum
Maturity	04/30/2028
Outstanding	Yes
Current with payments	Yes
Relationship	Subsidiary

Interest free

Name	Avalon Licensing Limited
Amount	$164,692

Invested	
Transaction type	Loan
Issued	07/31/2022
Outstanding principal plus interest	$164,692 as of 04/2024
Interest	0.0 per annum
Maturity	04/30/2028
Outstanding	Yes
Current with payments	Yes
Relationship	Subsidiary

Interest free

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	120,000	102,062	Yes

Warrants: 0
Options: 700

Form C Risks:

The company will need to ensure that it has robust privacy/data protection policies to protect itself from litigation.

The company will need to develop robust mechanisms to ensure that offensive content is not posted which may lead to litigation.

The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If such an event does not occur, Purchasers of securities in the Company could be holding the securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

Advertizing and sponsorship revenues are a function of the number of users of the platform. If the number of users is small, revenues will be small.

Licensing revenues are primarily a function of the number of profession image buyers. If the number of buyers is small, revenues will be small.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We currently have a small management team. The growth of the business is in no small measure, dependent on their efforts being successful.

Colin Finlay is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company

the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

World Illustrated Inc

Delaware Corporation
Organized October 2019
15 employees
2532 First Street
Fort Myers FL 33901 http://www.worldillustrated.com

Business Description

Refer to the World Illustrated - Your Window To The World profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

World Illustrated - Your Window To The World has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Filing late

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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